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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                          (Amendment No._________ )*

                            PAYLESS CASHWAYS, INC.
________________________________________________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
________________________________________________________________________________
                         (Title of Class of Securities)


                                 704378306000
                     ____________________________________
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                              Page 1 of 4 pages


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CUSIP No. 704378306000                    13G            Page 2 of 4 Pages
         -----------------


 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) _____
                                                              (b) _____

 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    MASSACHUSETTS

                5  SOLE VOTING POWER

   NUMBER OF       1,024,159
    SHARES
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH          --
  REPORTING
   PERSON       7  SOLE DISPOSITIVE POWER
    WITH
                   1,024,159

                8  SHARED DISPOSITIVE POWER

                   --


 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,024,159

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.1%

12  TYPE OF REPORTING PERSON*

    IV

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 4 pages


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                                 SCHEDULE 13G


Item 1.    Issuer.

      (a)  Name:                           Payless Cashways, Inc.

      (b)  Address:                        Two Pershing Square
                                           2300 Main Street
                                           Kansas City, MO 64108

Item 2.    Person Filing.

      (a)  Name:                           Van Kampen American Capital
                                           Prime Rate Income Trust

      (b)  Address:                        One Parkview Plaza
                                           Oakbrook Terrace, Illinois 60181

      (c)  Place of Organization:          Massachusetts

      (d)  Title of Class of Securities:   Common Stock

      (e)  CUSIP Number                    704378306000


Item 3.    The entity filing is an:


      (d) Investment Company registered under section 8 of the Investment Company Act.




Item 4.    Ownership.

      (a)  Amount Beneficially Owned:      1,024,159 shares

      (b)  Percent of Class:               5.12%

      (c)  Number of shares as to which such person has:

           (i)   sole power to vote:         1,024,159
           (ii)  shared power to vote:       N/A
           (iii) sole power to dispose:      1,024,159
           (iv)  shared power to dispose:    N/A

Item 5.    Ownership of Five Percent or Less of a Class.  N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
           N/A

Item 7.    Identification and Classification of Subsidiary.  N/A


                              Page 3 of 4 pages
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Item 8.    Identification and Classification of Members of the Group.  N/A

Item 9.    Notice of Dissolution of Group.  N/A

Item 10.   Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/
Date:  February 11, 1998               ------------------------
                                       Signature


                                       Vice President
                                       -------------------------
                                       Name/Title



                              Page 4 of 4 pages